Monster Offers
                                P.O. Box 1092
                         Bonsall, California   92003
                         Telephone:  (760) 208-4905
                         Facsimile:  (619) 374-2811


April 19, 2011


VIA EDGAR AND OVERNIGHT MAIL
----------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Maryse Mills-Apenteng, Special Counsel
            Division of Corporation Finance

RE:  Monster Offers
     Registration Statement on Form S-1 and
     Amendment No. 2 to Registration Statement on Form S-1
     Filed March 9, 2011
     File No. 333-171932

Dear Maryse Mills-Apenteng:

On behalf of Monster Offers (the "Company"), we are hereby responding to the comment letter, dated April 1, 2011 (the "Comment Letter"), from the Staff (the "Staff") of the U. S. Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-171932) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 3 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

General
-------

1. Please ensure that your next amendment is marked to show changed material as required by Item 310 of Regulation S-T.

Response: We respectfully note the Staff's comment. When this correspondence is filed on EDGAR, at the same time, we shall file a marked copy in PDF format. We shall also send you a marked copy via overnight mail.


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2. We note your response to prior comment 1 and we reissue our comment.
Please be advised that we will not review any amendment that omits updated financial information. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X and update all related information in the remainder of the filing in your next amendment.

Response: Amendment No. 3 included updated audited financials for our year ended December 31, 2010.


3. You state in response to prior comment 3 that you have observed that Auctus has entered into "a number of separate agreements to finance other companies in the same manner" but that you have no knowledge regarding the capacity of Auctus to finance these transactions. Please include risk factor disclosure regarding the uncertainty as to whether Auctus has sufficient capital to fund the multiple financing agreements Auctus has entered into with drawdown arrangements similar to yours and the impact on you should Auctus be unable to meet your drawdown requests.

Response: We have added an additional risk factor regarding the uncertainty as to whether Auctus has sufficient capital to fund the multiple financing agreements Auctus has entered into with drawdown arrangements similar to ours and the impact on us should Auctus be unable to meet your drawdown requests. (See new risk factor No. 35.)


4. We note that you recently entered into a Strategic Alliance and Licensing Agreement with SSL5, as described in the Form 8-K filed on March 16, 2011, and that pursuant to the agreement you have offered to SSL5 a seat on the Monster Offers board of directors. Please tell us whether the director has been identified or selected and, if so, please ensure that you provide all relevant information regarding any such person. Refer also to Rule 438 of Regulation C.

Response: Although we have entered into a Strategic Alliance and Licensing Agreement with SSL5, SSL5 and Monster Offers has yet to identify and select this new director. As soon as this new directors has been duly appointed, we shall file the appropriate Current Report on Form 8-K.


Cover Page
----------

5. We note that in revising the cover page disclosure in response to prior comment 5 you utilized an average per share price from January 21, 2011. Please revise to provide the current number of shares that may be sold under the equity line based on an average per share price as of the most recent practicable date and disclose the percentage of your outstanding common stock that amount would represent. Please similarly revise related disclosure throughout the prospectus as appropriate.

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


Response: We have revised the document to provide the current number of shares that may be sold under the equity line based on an average per share price as of April 14, 2011. We will update this date and number of calculated shares as of the date in our final Prospectus. We also disclosed the percentage of our outstanding common stock that this amount would represent.


6. The cover page is subject to the plain English requirements as set forth in Rule 421(d) of Regulation C. Please revise the cover page to eliminate parenthetically defined terms, par value and any other legal jargon. In addition, to enhance readability, on the cover page and throughout the prospectus, avoid referring to Monster Offers and Auctus Private Equity Fund, LLC by such terms as "MONT" and the "Selling Stockholder" and replace them with readily understood terms such as "we" and "Auctus," respectively.

Response: We have revised the cover page accordingly and we have replaced the term of "MONT" and "Selling Stockholder" with readily understood terms.


Summary, page 4
---------------

7. Please revise your business description to clarify in clear, concrete terms your business activities. It is unclear from your statements that you specialize in "social media commerce and advertising solutions" and "digital production, social media commerce and online lead generation" what business activities you are engaged in. Please revise to provide a clear statement about what your business activities are and how you generate income from them. In this regard, we note from your statement elsewhere that "commissions from related parties represent most of the Company's revenue."

Response: We have revised our business description to clarify in clear, concrete terms our business activities.


Risk Factors
------------

29. We have incurred increased costs as a result of being a public company..., page 21
------------------------------------------------------------------

8. Your statement in the subheading that you "may not have enough available cash to pay [y]our expenses of the next twelve months" appears to be inconsistent with your statement in the text of the risk factor and in your liquidity discussion that "management believes the company has sufficient funds to meet its fully reporting obligations for the next twelve months." If you believe you may not have enough available cash resources to meet your financial obligations during the next twelve months, including those obligations relating to becoming a reporting company, please revise your disclosures accordingly or otherwise revise to ensure that your statements are consistent.


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

Response: We have revised our disclosures in the risk factor heading to ensure that our statements are consistent.


9. In addition, it appears that you have bundled two issues, i.e., the cost of being a publicly reporting company and your short-term liquidity needs, into a single risk factor. Revise this risk factor to unbundle the issues raised and to discuss each issue, and the risks associated with each, in a separate risk factor.

Response: We have revised the risk factor to unbundle the issues raised, and we added a separate risk factor entitled "We may not be able to raise sufficient capital or generate adequate revenues to meet our obligations and fund our operations."


32. Raising Capital Through the Sale of Stock to Auctus..., page 22
-------------------------------------------------------------------

10. Please revise your risk factor to limit the text to a discussion of the dilutive impact of the equity financing agreement on existing shareholders. In this regard, we note that the second paragraph of the risk factor relates to stock issuance unrelated to the equity line transaction. Further, the risk factor should specifically address how stock price declines impact the number of shares you will have to issue with each drawdown and that stockholders would experience greater dilution for any given dollar amount raised through this offering.

Response: We have revised our risk factor to limit the text to a discussion of the dilutive impact of the equity financing agreement. We have also noted if stock price declines this would impact the number of shares we will have to issue with each drawdown and that our stockholders would experience greater dilution for any given dollar amount raised through this offering.

















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We hope our responses satisfactorily address your comments.  Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

Monster Offers

By:  /s/  Paul Gain
--------------------------
          Paul Gain
          Director and CEO

cc:  Thomas C. Cook, Esq.
     Corporate Counsel


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